Filed by: Pfizer Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Pfizer Inc.
Commission File No.: 333-188750

May 22, 2013

Pfizer Savings Plan Exchange Offer Guide

In February 2013, an initial public offering of approximately 19.8% of Zoetis Inc. (“Zoetis”) common stock was completed. Pfizer Inc. (“Pfizer”) retained the remaining outstanding shares of, and a controlling stake in, Zoetis. Pursuant to the Prospectus, dated May 22, 2013 (the “Prospectus”), Pfizer is offering holders of Pfizer common stock the opportunity to exchange shares of Pfizer common stock for shares of Zoetis common stock owned by Pfizer (the “exchange offer”) during the exchange offer period (beginning on May 22, 2013 and, unless extended, ending on June 19, 2013).

Inside This Guide

About the Exchange Offer	p. 2
Expected Timeline	p. 5
Frequently Asked Questions	p. 6
Who to Contact	p. 15
Special Note for Zoetis Colleagues	p. 16
Freeze Period Notice	p. 17
Zoetis Stock Fund Description	p. 19

As a Pfizer or Zoetis colleague in the United States or Puerto Rico holding Pfizer common stock through qualified Pfizer Savings Plans, you are eligible to participate in the exchange offer. This means that you will have an opportunity to exchange all or a portion of your Pfizer common stock units held in the Pfizer Savings Plans for units of Zoetis common stock under a new Zoetis Stock Fund, as further described in the Prospectus and this guide.

It is expected that the Zoetis Stock Fund will only exist in the Pfizer Savings Plans for one year, and will not accept new contributions. After that year the Zoetis Stock Fund will be eliminated from the Pfizer Savings Plans. At that time, if you have a Zoetis Stock Fund balance, the balance will be sold and the proceeds will be transferred within your account to the Savings Plan Qualified Default Investment Alternative fund, which is generally the Vanguard Target Retirement Trust Plus Fund for your expected retirement age.

This guide does not contain all of the information that may be important to you. You should carefully read the terms and conditions of the exchange offer contained in the Prospectus, including the discussion, beginning on page 25 of the Prospectus, of the risk factors that you should consider in connection with the exchange offer.

Note: If you do not wish to participate in the exchange offer, there is NO action required on your part, and your Pfizer Savings Plan account balance(s) will not be affected by the “Freeze Period” described in this guide. If you do wish to participate, please read all information in this guide, the Prospectus, and the Notice to Participants carefully, paying close attention to the key dates during the exchange offer.

Pfizer Savings Plan Exchange Offer Guide

This guide contains information on how the exchange offer relates to the Pfizer Savings Plans, including:

•	Eligible Pfizer Savings Plans and the plans’ Pfizer common stock funds that are eligible for the exchange offer;

•	Timeline and related actions that you need to take to participate in the exchange offer;

•	Frequently Asked Questions related to the exchange offer for Savings Plan participants;

•	Pfizer Savings Plan “Freeze Period” notice for those who elect to participate in the exchange offer; and

•	Fund description for the new Zoetis Stock Fund in the Pfizer Savings Plans.

Key Terms to Know

Exchange offer: Offer to exchange shares of Pfizer common stock for shares of Zoetis common stock, pursuant to the terms of the enclosed Prospectus.

Freeze Period: Also referred to as a “blackout period,” the period in which exchanges/transfers, loans or withdrawals from the Pfizer Stock Funds held in the Savings Plans are not permissible, if you choose to participate in the exchange offer.

Exchange ratio: The number of shares of Zoetis common stock that will be exchanged for each share of Pfizer common stock accepted in the exchange offer.

Unitized stock: Similar to a mutual fund, a unitized stock fund invests not only in stock offered by an organization but also cash, in order to facilitate daily transactions such as fund transfers or distributions. When stock is unitized, it is expressed in “unitized shares” or “units” instead of shares. Pfizer Stock Funds hold unitized shares of Pfizer common stock in the Pfizer Savings Plans.

For any Pfizer common stock you hold as a registered stockholder, in the Computershare Investment Program, or in a brokerage account that is managed separately, you will receive separate information with instructions on the exchange offer for those holdings of Pfizer common stock.

About The Exchange Offer

Eligible Pfizer Savings Plans

You have received these materials, and are eligible to participate in the exchange offer, because as of May 6, 2013, you have a balance of Pfizer common stock units in an eligible Pfizer common stock fund (the “Stock Fund” or “Stock Funds”) in one or more of the following plans (collectively referred to as the “Savings Plans” or the “Plans”):

•	Pfizer Savings Plan (“PSP”)

•	Pfizer Savings Plan for Employees Resident in Puerto Rico (“PSP PR”)

•	Searle Puerto Rico Savings Plan 1165(e) (“Searle”)

•	Wyeth Union Savings Plan (“Wyeth Union”)

The Stock Funds in the above Plans are eligible for the exchange offer.

The non-qualified Pfizer Non-Funded Deferred Compensation and Supplemental Savings Plan (“PSSP”), Wyeth Supplemental Employee Savings Plan (“SESP”) and the Pfizer Supplemental Savings Plan for Puerto Rico are not eligible for the exchange offer.

Pfizer Savings Plan Exchange Offer Guide

Participation in the Exchange Offer

The Northern Trust Company is trustee for the PSP and Wyeth Union plans, and Banco Popular is trustee for the PSP PR and Searle plans (together, the “Trustees,” and with respect to the specific trust which acts as a funding medium for the Plan(s) in which you participate, the “Trustee”). During the exchange offer period, you may instruct the designated Trustees to exchange your units of Pfizer common stock for units of Zoetis common stock.

It is the Trustees’ role to act on behalf of Savings Plan participants throughout the exchange offer process. The Trustees will follow your instructions unless the Trustees determine that to do so would be inconsistent with their duties under applicable laws. In the event the Trustees choose not to proceed with participating in the exchange offer, you will not receive units of Zoetis common stock in the Savings Plans. Only the Trustees of the Savings Plans may exchange the shares of Pfizer common stock held in the Savings Plans.

If you decide to participate in the exchange offer, you will need to instruct the Trustees by completing the enclosed Exchange Offer Instruction Form and submitting it to Computershare, the Tabulator, no later than 5:00 p.m., New York City time, on June 13, 2013. Further details regarding the exchange offer and the Exchange Offer Instruction Form are outlined in the enclosed Prospectus and Notice to Participants.

Please note: If you elect to participate in the exchange offer within your Savings Plan(s), there will be a period of time when transactions involving the eligible Pfizer Stock Funds and newly created Zoetis Stock Fund will not be allowed. This is known as a “Freeze Period,” and will begin on June 14, 2013 and end on or around July 5, 2013 (but may be extended by Pfizer beyond this date). Please refer to page 17 for further information on the Freeze Period.

Withdrawal of Exchange Offer Instruction

Your exchange offer instruction will be deemed irrevocable unless it is validly withdrawn. If you would like to withdraw a prior exchange offer instruction, you will need to submit the Exchange Offer Withdrawal Form enclosed with this guide no later than 7:00 p.m., New York City time, on June 19, 2013 (unless extended).

Key Dates for Savings Plan Participants

Start of the Exchange Offer

May 22, 2013 at 9:30 a.m., New York City time

Deadline for Submission or Change of Election

June 13, 2013 at 5:00 p.m., New York City time

Deadline for Election Withdrawals

June 19, 2013 at 7:00 p.m., New York City time

Key Dates for Common Shareholders

Start of the Exchange Offer

May 22, 2013 at 9:30 a.m., New York City time

Deadline for Submission or Change of Election

June 19, 2013, timing varies by institution that holds the Pfizer common stock

Deadline for Election Withdrawals

June 19, 2013, timing varies by institution that holds the Pfizer common stock

However, please note that due to the timing of the transaction and potential influential market factors, Pfizer cannot adequately anticipate the volume of requests to withdraw exchange elections. As such, the Trustees will make their best efforts to process and comply with any and all such withdrawal requests validly submitted in accordance with the procedures outlined in the enclosed Notice to Participants. It is possible that a withdrawal request may not be able to be processed and honored, in which case the related offer to exchange will remain in effect if and when the exchange offer closes.

Pfizer Savings Plan Exchange Offer Guide

Zoetis Colleagues Only

If you are a Zoetis colleague with a balance in the Savings Plan, there is additional information you need to know. Please refer to the Special Note for Zoetis Colleagues, included on page 16 of this guide, for more information.

Next Steps

•

Please read all information and forms enclosed in this guide carefully including the Notice to Participants, Prospectus, Exchange Offer Instruction Form and Exchange Offer Withdrawal Form. If you have questions about the exchange offer, contact Georgeson, the Information Agent for the exchange offer, directly at 1-866-628-6024 (in the United States) and +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time.

•

If you have any questions about your opportunity to exchange Pfizer common stock held in the Savings Plans, call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

•

If you wish to participate, please make sure to submit your signed and completed Exchange Offer Instruction Form for your Savings Plan account(s) no later than 5:00 p.m., New York City time, on June 13, 2013.

Again, if you do not wish to participate in the exchange offer, there is NO action required on your part.

Pfizer Savings Plan Exchange Offer Guide

Expected Exchange Offer Timeline for Participants in the Pfizer Savings Plans

Below you will find the key exchange offer dates and deadlines for participants in the eligible Savings Plans. Please note: Due to administrative reasons, some of the deadlines for Savings Plan participants will differ from the deadlines for other holders of Pfizer common stock (such as a common shareholder who owns Pfizer common stock in a brokerage account, or as a result of the vesting and settlement of restricted stock units or exercising Pfizer stock options and electing to receive shares).

May 22, 2013 Exchange offer period begins. Election materials and Prospectus sent to you from each plan in which you hold Pfizer common stock.	June 13, 2013* Deadline to submit Exchange Offer Instruction Form(s) to Computershare, the Tabulator (no later than 5:00 p.m., New York City time).

June 14, 2013

Freeze Period begins in the Pfizer Savings Plans at

4:00 p.m., New York City time (applies to your balance in Pfizer common stock if by the June 13 deadline you instruct the

Trustee to exchange all or some of your Pfizer common stock in the Plans).

June 19, 2013*

Final exchange ratio for the exchange offer made public on or around

4:30 p.m., New York City time.

Deadline to withdraw exchange offer election

(no later than

7:00 p.m., New York City time).

July 5, 2013 Freeze Period ends on or about this date. If you elect to exchange Pfizer common stock, your account(s) will show your balance in the new Zoetis Stock Fund.

*	If you hold shares of Pfizer common stock outside the Savings Plans, the deadlines applicable to these shares may be different. Please refer to your exchange offer materials or contact the institution where your shares are held for more information.

In the event that the exchange offer is extended beyond June 19, 2013, the publication date of the final exchange ratio and Freeze Period end date may be affected. If the exchange offer is extended, certain deadlines may be extended if it is administratively feasible to do so. For more information, call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

Pfizer Savings Plan Exchange Offer Guide

Frequently Asked Questions

Details of the Exchange Offer for the Pfizer Savings Plans

Please note these questions apply to the Pfizer Savings Plans. If you are a Zoetis colleague, please also see the Special Note for Zoetis Colleagues with a balance in the Pfizer Savings Plan on page 16 for more information on the Zoetis Savings Plan and the upcoming asset transfer.

GENERAL

1.	How can I get additional information regarding the exchange offer?

If you require additional information concerning the terms and conditions of the exchange offer, call Georgeson, the Information Agent for the exchange offer, at 1-866-628-6024 (in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time. Also visit www.zoetisexchange.com for more information throughout the exchange offer period.

If you have any questions about your balance in the Savings Plan(s) or whether you are eligible to participate in the exchange offer within the Plans, call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

2.	If I do not participate, will I be affected by the Freeze Period?	No, if you do not participate in the exchange offer, you will not be affected by the Freeze Period.

3.	Why am I being given this opportunity to participate in the exchange offer for Zoetis common stock?

All holders of Pfizer common stock are being offered the opportunity to exchange shares of Pfizer common stock for shares of Zoetis common stock pursuant to the exchange offer. As a participant in one or more of the eligible Savings Plans with a balance in any of the eligible Stock Funds, you are eligible to participate in the exchange offer and make an election to direct the Trustees to exchange all or a portion of your units in Pfizer common stock funds for units in the new Zoetis Stock Fund. The eligible Savings Plans include:

•    Pfizer Savings Plan (“PSP”)

•    Pfizer Savings Plan for Employees Resident in Puerto Rico (“PSP PR”)

•    Searle Puerto Rico Savings Plan 1165(e) (“Searle”)

•    Wyeth Union Savings Plan (“Wyeth Union”)

Ineligible Savings Plans include:

•    Non-qualified, supplemental savings plans such as the Pfizer Non-Funded Deferred Compensation and Supplemental Savings Plan (“PSSP”), Wyeth Supplemental Employee Savings Plan (“SESP”) and the Pfizer Supplemental Savings Plan for Puerto Rico

•    King Pharmaceuticals, Inc. 401(k) Retirement Plan

•    King Pharmaceuticals, Inc. 1165(e) and Profit Sharing Plan

Pfizer Savings Plan Exchange Offer Guide

Refer to Question 9 for more information on why the above plans are ineligible. Additionally, funded trusts holding shares of Pfizer common stock that are used to make benefit payments under certain Pfizer non-qualified, deferred compensation plans are also excluded.

4.	Will I be charged any fees or commissions if I participate in the exchange offer?	There are no broker trading fees or commissions if you elect to participate in the exchange offer under the Savings Plans.

5.	If I submit an Exchange Offer Instruction Form on June 13, 2013, will the exchange offer be based on my Savings Plan account balances as of that date?

Your exchange offer election will be calculated based on your balance(s) in all of the Stock Funds you hold as of close of business on the New York Stock Exchange (normally 4:00 p.m., New York City time) on June 14, 2013 regardless of when you submit your exchange offer election (as long as you submit your form in good order and by the required deadline).

As a reminder, if you elect to participate in the exchange offer, your balance in the eligible Pfizer Stock Funds will be restricted during the Freeze Period. See Question 26 for more information.

6.	Will the payroll contributions scheduled for June 14, 2013 be included as part of the exchange?	Yes, any payroll contributions made on June 14, 2013 into an eligible Stock Fund will be included in the exchange offer calculation.

PFIZER SAVINGS PLAN STOCK
7.	Will my Savings Plan account value and/or Pfizer common stock balance change during the Freeze Period?	Yes, your account balance will remain invested and will be subject to investment gains and losses during this period. Additionally, it will also change due to any new contributions made to your Savings Plan account during the Freeze Period.

8.	If I elect to exchange the Pfizer common stock in my Savings Plan account through the exchange offer, is it possible that I will still have a balance in a Pfizer Stock Fund after the exchange?

Yes, your exchange offer request will be calculated based on your balance(s) in all the Stock Funds you hold as of close of business of the New York Stock Exchange (normally 4:00 p.m. New York City time) on June 14, 2013. Therefore, if you have new contributions or transfer/exchange into an eligible Stock Fund after this deadline, this amount would not be included in the exchange offer and will remain in the applicable Stock Fund(s).

For example, if you elect to exchange 100% of your Stock Funds, and a new contribution or transfer/exchange is made into your account in a Stock Fund after June 14, 2013, you will then have a remaining balance in a Stock Fund following the exchange offer.

Please keep in mind that other factors may influence the results of the exchange offer and your Stock Fund balance. See Questions 32 and 33 for more details.

Pfizer Savings Plan Exchange Offer Guide

9.	Why are balances in all the Savings Plans not eligible for the exchange offer?

Non-Qualified Supplemental Savings Plans: Stock Fund account balances in the non-qualified Pfizer Supplemental Savings Plan, Wyeth Supplemental Employee Savings Plan and/or the Pfizer Supplemental Savings Plan-Puerto Rico are not eligible for the exchange as the holdings do not represent ownership of actual shares.

King Pharmaceuticals, Inc. 401(k) Retirement Plan and King Pharmaceuticals, Inc. 1165(e) and Profit Sharing Plan: These plans do not include any Pfizer common stock among their available investment options.

10.	I am a legacy Pharmacia colleague and I have a balance in the Pfizer Preferred Stock ESOP Fund. Is this balance eligible to be exchanged?

No. The Pfizer Preferred Stock ESOP Fund is not eligible for participation in the exchange offer. This is a frozen fund and only applies to legacy-Pharmacia colleagues participating in the PSP and/or PSP-PR. If you have a balance in the Pfizer Preferred Stock ESOP Fund and would like to have it included in your exchange offer election, you must: 1. exchange all or a portion of your Pfizer Preferred Stock ESOP Fund into the Pfizer Stock Fund and 2. submit a valid Exchange Offer Instruction Form for your Pfizer Stock Fund. As a reminder, once you exchange out of a frozen fund you will not be permitted to exchange back into it.

The deadline to submit an Exchange Offer Instruction Form for the Savings Plan is June 13, 2013 at 5:00 p.m., New York City time. The exchange offer will then be calculated based on your balance in the Pfizer Stock Fund as of close of business on the New York Stock Exchange (normally 4:00 p.m., New York City time) on June 14, 2013, when the Freeze Period begins.

11.	How much of my existing balance in the eligible Stock Funds can be exchanged?

You may elect to exchange all or a portion of your existing balance in the eligible Stock Funds (see Question 17) into the new unitized Zoetis Stock Fund, which will hold shares of Zoetis common stock plus cash. The description for this new fund is on page 19.

On your Exchange Offer Instruction Form, you will be able to choose the percentage, from 1-100 percent in one percent increments, of shares allocated to your account that you would like to exchange through the exchange offer. The election percentage you instruct the Trustee to exchange will be applied proportionally to all eligible Stock Fund balances within that SINGLE Savings Plan.

For example, assume you are a participant in only the Pfizer Savings Plan, and have assets in the Pfizer Stock Fund and the Pfizer Stock Match Fund. If you choose to exchange 25% of your stock funds, you would be exchanging 25% of your Pfizer Stock Fund and 25% of your Pfizer Stock Match Fund.

12.	What if I have a balance in more than one eligible Savings Plan – can I make one exchange offer election that applies to all of my Savings Plans?	No, you will need to make a separate election to exchange your interest in Pfizer common stock within each of your Savings Plans (PSP, PSP PR, Searle and/or Wyeth Union). Any shares of Pfizer common stock held outside of the Savings Plans would also require a separate election. You should have received separate exchange offer materials for each of your Savings Plans and for any external accounts with shares of Pfizer common stock.

Pfizer Savings Plan Exchange Offer Guide

For example, if you have a balance in the Pfizer Stock Fund within the PSP and PSP PR and you would like to exchange 50% of your TOTAL Pfizer Stock Fund holdings in both plans, you would need to complete separate Exchange Offer Instruction Forms for both the PSP and PSP PR and offer 50% of your Stock Fund in each.

13.	Where can I find out how many shares of Zoetis common stock I will receive for my shares of Pfizer common stock if I participate in the exchange offer?	The enclosed Prospectus includes the financial details of the exchange offer. Read the Prospectus and the Notice to Participants for more information and before making an investment decision to participate in the exchange offer. You can also visit www.zoetisexchange.com for more information, including the final exchange ratio when it is available.

14.	Where can I find my current account balance in an eligible Stock Fund within my Savings Plan?

You can see your Savings Plan balance, including any current balance in a Stock Fund, by going to www.hrsourcebenefits.pfizer.com. You will find a detailed summary of your investments on the main page of each of the plans in which you participate. To change your investments, click ‘Change Investments’ on the left navigation bar and follow the instructions.

You can also call the hrSource Center at 1-866-4 SOURCE

(1-866-476-8723) and select prompt 2 for the Savings Plan to access this information. Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. to midnight, New York City time.

15.	How do I know how many shares of Pfizer common stock I have in my Stock Fund(s)?	Stock Funds in the Pfizer Savings Plans are valued using “unit accounting” (see Question 16 for more information). You can see an estimate of the number of equivalent shares based on your balance in these Stock Funds at www.hrsourcebenefits.pfizer.com. Click ‘View Cost Basis and Equivalent Shares’ on the Balances Summary page within the ‘Savings & Retirement’ tab.

16.	Why does the Savings Plan reference units of Pfizer common stock rather than shares?

The Pfizer Stock Funds in each of the Savings Plans are “unitized stock funds.” Similar to a mutual fund, a unitized stock fund invests not only in stock offered by an organization but also in cash and short term investments, in order to facilitate daily transactions such as investment transfers or distributions. When stock is unitized, it is expressed in “unitized shares” or “units” instead of shares.

See Question 15 for how to find out your equivalent number of shares of Pfizer common stock under the Savings Plans.

17.	In the eligible Savings Plans, which of the Stock Funds are eligible for the exchange offer?

The unitized Stock Funds that are eligible include:

•   Pfizer Stock Fund (active fund for participant contributions)

•   Pfizer Stock Match Fund (active fund for Pfizer company match)

•   Pfizer Common Stock ESOP Fund (frozen fund for legacy-Pharmacia only)

•   Pfizer Common Stock PHA Fund (frozen fund for legacy-Pharmacia only)

•   Pfizer Stock Fund WL (frozen fund for legacy Warner-Lambert only)

•   Pfizer Stock Fund WL Match (frozen fund for legacy Warner-Lambert only)

•   LWYE Pfizer Stock Fund (frozen fund for legacy-Wyeth only)

The above plan names are shown as they appear on the Savings & Retirement tab at www.hrsourcebenefits.pfizer.com.

Pfizer Savings Plan Exchange Offer Guide

18.	Where can I get more information about how the exchange offer will work relative to the Savings Plans?

For more information on the exchange offer and how it will work relative to the Savings Plans, you can call the hrSource Center at 1-866-4 SOURCE

(1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

As with any major financial decision, please consult a personal financial advisor to determine if participating in the exchange offer is right for you. Pfizer’s Life Stages tools and resources, provided through Fidelity, may also provide additional financial education and guidance to help you decide. Learn more about Life Stages by calling the phone number above.

19.	What happens if I change my holdings in the Stock Funds in my Savings Plan account during the exchange offer period?

The Freeze Period will begin on June 14, 2013 at 4:00 p.m., New York City time. Accordingly, exchange offer elections will be calculated based upon the amount of your existing balance in the eligible Stock Funds that you have in your Savings Plan as of close of business on the New York Stock Exchange (normally 4:00 p.m., New York City time) on June 14, 2013.

For example, if you decide to request an exchange into the Pfizer Stock Fund on June 11, 2013, or a contribution is posted to your account on that day, the additional balance in the Pfizer Stock Fund would be included in the exchange offer (provided you have an exchange offer election on file and in good order by the June 13, 2013 deadline).

20.	What happens to my balance(s) in any of the eligible Stock Funds if I do not elect to participate in the exchange offer?	If you do not make an election to exchange your interest in the Pfizer common stock fund held in the Savings Plan(s), your existing balance(s) will remain invested in the Stock Fund(s) (until you request to make an exchange out of the Stock Fund(s) in which you invest) or you otherwise receive a distribution from these funds such as through a full distribution. Thus, you will not receive any units of Zoetis common stock or be eligible to invest in the Zoetis Stock Fund within your Savings Plan(s).

21.	What if I am planning to terminate my employment or retire? Can I take a distribution of my Pfizer Savings Plan balance(s)?

If you are a terminated or retired employee and elect to participate in the exchange offer, you may take a partial distribution (if eligible) of any balance(s) other than the Stock Funds during the Freeze Period for the exchange offer. After the Freeze Period ends, you will need to request a distribution of your remaining balance.

To find out how much of your balance is available for withdrawal during the Freeze Period, call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

If you do not elect to participate in the exchange offer and you are terminated or retired, you may elect to take a full distribution of your Pfizer Savings Plan balance(s) at any time.

Pfizer Savings Plan Exchange Offer Guide

ZOETIS STOCK

22.	How will the exchange offer or “exchange” of Pfizer common stock to Zoetis common stock work in the Savings Plans?

After the Savings Plan election deadline, Computershare will inform Fidelity, the provider of administrative services for Pfizer’s Savings Plans, and the Trustees of who elected to participate in the exchange offer, and at what percentage. Between about June 14, 2013 and July 5, 2013, the steps to execute the exchange will be made, which involves exchanging out of your Stock Fund(s) and into the Zoetis Stock Fund. A new Zoetis Stock Fund will be established in each of the eligible Savings Plans as part of this event. Pfizer Stock Fund units will be exchanged for units of the Zoetis Stock Fund at the final exchange ratio.

Please note: If you elect to participate in the exchange offer, the percentage you elect to exchange will be applied proportionally to all eligible Stock Fund balances within that SINGLE Pfizer Savings Plan.

23.	How will Zoetis common stock be established in the Savings Plans?

A new unitized Zoetis Stock Fund will be established in each of the eligible Savings Plans as part of this event. The only way Pfizer colleagues can invest in the Zoetis Stock Fund within the eligible Pfizer Savings Plans is through this exchange offer.

It is expected that the Zoetis Stock Fund will only exist under the Savings Plans for one year during which time you will be able to transfer your account balance to any of the investment options available under the Savings Plan in which you participate (the “Final Transfer Date”). After the Final Transfer Date, the Zoetis Stock Fund will be eliminated. At that time, if you have a Zoetis Stock Fund balance, the balance will be sold and the proceeds will be transferred within your account to the Savings Plan Qualified Default Investment Alternative fund, which is generally the Vanguard Target Retirement Trust Plus Fund for your expected retirement age.

An independent investment manager will determine whether maintaining the Zoetis Stock Fund under the Savings Plans prior to the Final Transfer Date conforms to the Employee Retirement Income Security Act (“ERISA”). It is therefore possible that the Zoetis Stock Fund will remain in the plan for a period shorter than one year. It is also expected that net unrealized appreciation (“NUA”) will be available for in-kind withdrawals during the period that the Zoetis Stock Fund remains available in the Savings Plan.

NUA refers to the difference in value between the cost basis and the current market value of company stock held in your Savings Plan account and may impact the tax treatment of a distribution of your account. The cost basis of the Pfizer Stock Fund units will be proportionally transferred to the units exchanged in the Zoetis Stock Fund as part of the exchange offer.

For more information on NUA, consult with your personal tax advisor or call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

Pfizer Savings Plan Exchange Offer Guide

24.	Can I purchase Zoetis common stock in the Savings Plan(s) after the exchange offer has expired?	No. The only way Pfizer colleagues can invest in units of Zoetis common stock within the Savings Plans is through the exchange offer. The Zoetis Stock Fund established in the Savings Plans through the exchange offer will not be eligible for future contributions or other exchanges/transfers into the fund.

25.	Can I transfer or sell out of the Zoetis Stock Fund in my Savings Plan after the exchange offer?	Once the Freeze Period has ended, you can transfer or sell your balances held in the Zoetis Stock Fund at any time, although you cannot purchase or re-purchase units in the Zoetis Stock Fund once they are sold.

26.	If I participate in the exchange offer within my Savings Plan, will I be able to sell or exchange out of the new Zoetis Stock Fund immediately?

No. As mentioned in this guide, there will be a Freeze Period imposed on participant accounts for those who elect to participate in the exchange offer. The Freeze Period will end after all processing related to the exchange offer is completed, which is expected to be on or around July 5, 2013. During this Freeze Period, If you elected to participate in the exchange offer you will be unable to make any exchanges out of the eligible Pfizer Stock Funds or the new Zoetis Stock Fund. During the Freeze Period, your ability to request a loan, in-service withdrawal or partial distribution will be limited. Specifically, these types of requests will not be processed against your balances in the eligible Pfizer Stock Funds or Zoetis Stock Fund. Additionally, requests for full distributions will not be accepted during this Freeze Period and will need to be submitted either before or after the Freeze Period.

Once the Freeze Period has ended and restrictions are lifted, you may request to exchange out of the Zoetis Stock Fund at any time. As a reminder, you cannot purchase or re-purchase units in the Zoetis Stock Fund.

27.	The Zoetis Stock Fund is expected to be available for one year. What happens if I do not exchange out of that fund before the end of the one-year period?

The Zoetis Stock Fund is expected to be available under the Savings Plans for a one-year period and will then be eliminated (the “Final Transfer Date”). After the Final Transfer Date, the Zoetis Stock Fund will be eliminated. At that time, if you have a Zoetis Stock Fund balance, the balance will be sold and the proceeds will be transferred within your account to the Savings Plan Qualified Default Investment Alternative fund, which is generally the Vanguard Target Retirement Trust Plus Fund for your expected retirement age.

Additional details regarding the elimination of the Zoetis Stock Fund and this transaction will be provided in advance of the date that the Zoetis Stock Fund is eliminated.

28.	If I participate in the exchange offer within the Savings Plan, will I be able to request a withdrawal of Zoetis common stock “in-kind” as shares?

After the Freeze Period, if you are eligible for and elect to take a full withdrawal under the Savings Plans, you will be able to request that the balance in your Zoetis Stock Fund be paid to you “in-kind” as shares of Zoetis common stock. Otherwise, if you request a partial or in-service withdrawal that includes funds held in the Zoetis Stock Fund, that portion will be distributed to you as cash.

To find out if you are eligible to receive a full distribution and in-kind shares of Zoetis common stock, call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

Pfizer Savings Plan Exchange Offer Guide

29.	By electing to exchange my units of Pfizer common stock funds within my Savings Plan account, will I be guaranteed units of Zoetis stock?

No. The Trustees for the Savings Plans have the ability to make a unilateral decision not to exchange, which will override your individual election. Since the final exchange ratio will not be determined until the end of the exchange offer period, at that point the Trustees will follow your instructions unless the Trustee(s) determines that to do so would be inconsistent with its duties under applicable laws. In the event the Trustee(s) choose not to proceed with participating in the exchange offer, you will not receive Zoetis common stock in the Savings Plan.

In addition, not all of the shares of Pfizer common stock that you direct the Trustee to exchange will necessarily be accepted in the exchange offer. Depending on the final exchange ratio and the number of shares of Pfizer common stock validly tendered in the exchange offer and not validly withdrawn, Pfizer may have to limit the number of shares of Pfizer common stock that it accepts in the exchange offer through a proration process. Please review the Prospectus for more information.

EXCHANGE OFFER PROCESS

30.	What if I hold shares of Pfizer common stock outside of the Pfizer Savings Plans?

If you hold shares of Pfizer common stock in any other type of account outside of the Savings Plans (for example, a brokerage account) and wish to tender those shares, you will be required to complete a separate election with the institution where these shares of Pfizer common stock are held. You should have received separate communication packets and instruction forms for each of your Savings Plans, and any outside accounts with Pfizer common stock.

Please note: There are different election deadlines and requirements to elect to exchange Pfizer common stock outside of the Savings Plans. Please refer to the additional materials you may have received for those accounts for more information.

31.	What if I decide afterwards to withdraw my previous election? Can I withdraw or change my exchange offer election?

In order to withdraw your exchange offer election, you will need to fax your valid Exchange Offer Withdrawal Form as outlined on the form. This will instruct the Trustee to withdraw your exchange offer election.

Note that if you submit an Exchange Offer Instruction Form for more than one Pfizer Savings Plan and later wish to withdraw that election, you will need to designate each Plan from which you wish to withdraw in the Exchange Offer Withdrawal Form.

You may submit an Exchange Offer Withdrawal Form at any time until the final deadline which is June 19, 2013 at 7:00 p.m., New York City time. As a reminder, the final exchange ratio will be announced by press release by 4:30 p.m., New York City time, on the expiration date of the exchange offer (expected to be June 19, 2013). If the exchange offer is extended, the deadline for submitting an Exchange Offer Withdrawal Form may be extended, if it is administratively feasible to do so.

If you wish to change your exchange offer election, you may submit a new Exchange Offer Instruction Form by the June 13, 2013 submission deadline. The last, validly submitted form will be used to instruct the Trustee.

Pfizer Savings Plan Exchange Offer Guide

The Exchange Offer Instruction Form and the Exchange Offer Withdrawal Form are enclosed with in this guide, and are also available on

www.zoetisexchange.com, or from Georgeson, the Information Agent for the exchange offer, at 1-866-628-6024 (in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time. Visit www.zoetisexchange.com for more information throughout the exchange offer period.

32.	Is there any possibility that the exchange offer will not go through?	Yes, it is possible. Pfizer is not required to complete the exchange offer unless certain conditions, as specified in the Prospectus, are satisfied. Furthermore, if the Trustees for the Savings Plans, after examining the terms of the exchange offer, determine that to participate in the exchange offer would be inconsistent with its duties under applicable laws, the Trustee may choose, on behalf of Savings Plan Participants, not to participate in the exchange offer.

33.	Is it possible that I may not receive the full number of units of Zoetis common stock that I requested?	Yes, Pfizer may have to limit the number of shares of Pfizer common stock that it accepts in the exchange offer through a proration process, in which case you may not receive the full number of units you requested. Please review the Prospectus for more information.

Pfizer Savings Plan Exchange Offer Guide

Who to Contact for More Information

To...	Contact or Visit

Access this Savings Plan Exchange Offer Guide, including timeline and FAQs	www.zoetisexchange.com

Access an Exchange Offer Instruction Form or Exchange Offer Withdrawal Form

Forms will be available online at www.zoetisexchange.com or you can call Georgeson at 1-866-628-6024 (in the United States) or

+1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time.

Obtain indicative exchange ratios during the offer period, and the final exchange ratio	www.zoetisexchange.com

Get answers to questions specific to the terms and conditions of the exchange offer	Georgeson at 1-866-628-6024 (in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time.

Learn about how the exchange offer works with your Pfizer Savings Plan(s) Ask questions related to the Zoetis Stock Fund

The hrSource Center at 1-866-4 SOURCE

(1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

Pfizer Savings Plan Exchange Offer Guide

A Special Note for Zoetis Colleagues With a Balance in the Pfizer Savings Plan

As previously communicated, the Zoetis Savings Plan (the “Zoetis Plan”) is expected to be established in early July 2013. Therefore, it is expected that in early July 2013, Zoetis colleagues’ savings plan fund balances will be transferred from the Pfizer Savings Plan to the Zoetis Plan and mapped to appropriate investments. If you choose to exchange your units in a Pfizer Stock Fund for units in the Zoetis Stock Fund as part of the exchange offer, those balances will also transfer to the Zoetis Plan. Please note that any assets in the Wyeth Union Savings Plan, the Pfizer Savings Plan for Employees Resident in Puerto Rico and the Searle Puerto Rico Savings Plan 1165(e) will not be transferred and will remain at Pfizer. You will be treated as a terminated employee with respect to these plans.

As a Zoetis colleague and soon-to-be Zoetis Plan participant, the newly created Zoetis Stock Fund will be one of your “active” investment options in the Zoetis Plan. Under the Zoetis Plan, you will be able to make contributions or exchanges into this fund. The Zoetis Stock Fund in the Zoetis Plan will likely remain an active option and is not expected to be eliminated after a one-year period, as is expected in the Pfizer Savings Plans.

Any balances held in the Pfizer Stock Funds at the point of the asset transfer from the Pfizer Savings Plan to the Zoetis Plan will be transferred in-kind to a Pfizer Stock Fund. The Pfizer Stock Funds in the Zoetis Plan are expected to be maintained for a one-year period after the Separation Date, the date that Zoetis will no longer be part of the Pfizer controlled group of corporations; after that period the Pfizer Stock Funds will be eliminated in the Zoetis Plan. Additional details regarding the asset transfer, how investments will be mapped to the Zoetis Plan and the closure of the Pfizer Stock Funds in the Zoetis Plan will be provided by Zoetis in advance of any effective dates.

Note that there is a possibility that the asset transfer from the Pfizer Savings Plan to the Zoetis Plan may be delayed if either the exchange offer or the Freeze Period is extended.

Pfizer Savings Plan Exchange Offer Guide

Pfizer Savings Plans “Freeze Period” Notice Provided Under ERISA

As part of the exchange offer process, it is necessary to have a system and administrative maintenance period within the Savings Plans so that the necessary procedures may be conducted on participant accounts for those who elect to participate in the exchange offer. This is known as the “Freeze Period” and will begin at close of business on the New York Stock Exchange (normally 4:00 p.m., New York City time) on June 14, 2013. The Freeze Period will end once all processing related to the offer is completed, which is expected to end on or around July 5, 2013. During this period, participants who have elected to participate in the exchange offer within the Savings Plans will be unable to make any exchanges out of the eligible Pfizer Stock Funds or new Zoetis Stock Fund. During the Freeze Period, your ability to request a loan, in-service withdrawal or partial distribution will be limited. Specifically, these types of requests will not be processed against your balances in the eligible Pfizer Stock Funds or Zoetis Stock Fund. Additionally, requests for full distributions will not be accepted during this Freeze Period and will need to be submitted either before or after the Freeze Period. Any new contributions into the eligible Pfizer stock funds on or after the Freeze Period begins will be permitted; however, those amounts will not be included in the exchange offer.

Please note: your balance in the Pfizer and Zoetis Stock Funds will be used to calculate amounts eligible for loans and/or withdrawals during the Freeze Period pursuant to plan rules. In the event that the offer is extended, the freeze on these transactions may, if administratively feasible, be temporarily lifted until three business days prior to the new completion date of the offer as extended, at which time a new freeze on these stock fund transactions will begin.

It is very important that you review and consider the appropriateness of your current investments beforehand, in light of your inability to direct or diversify those investments during the Freeze Period if you elect to participate in the exchange offer. For your long-term retirement security, you should also give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Freeze Period may affect your retirement planning as well as your overall financial plan.

A special note with respect to the “Freeze Period” Notice

Federal law generally requires that you be provided with notice of a Freeze Period, also known as a “blackout period,” at least 30 days in advance of the last date on which you could exercise an affected right prior to the Freeze Period in order to consider the effect of the Freeze Period on your retirement and financial plans. Federal law also permits less than 30 days advance notice if circumstances warrant. You are receiving this notice less than 30 days in advance of the beginning of the Freeze in order to coincide with the public announcement of the exchange offer. The Transaction Committee of Pfizer’s Board of Directors approved the exchange offer on May 20, 2013. Pursuant to such approval, the exchange offer was publicly announced on May 22, 2013 and therefore May 22, 2013 is the earliest practicable date that the notice could be provided. Under the terms of the Form S-1 registration statement, as amended, filed by Zoetis earlier this year, Pfizer and Zoetis disclosed that in the future Pfizer may make a tax-free distribution to its shareholders of all or a portion of its remaining equity interest in Zoetis, which may include one or more distributions effected as a dividend to all Pfizer shareholders, one or more distributions in exchange for Pfizer shares or other securities, or any combination thereof. If pursued, any distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals and the existence of satisfactory market conditions. This notice is being delivered to you in conjunction with the public announcement of the exchange offer. Zoetis and Pfizer have only recently been able to determine the exchange offer period, and therefore we are only now able to advise you as to the timing of the Freeze Period. If the exchange offer period changes and we are required to adjust the dates of the Freeze Period, we will attempt to give you as much advance notice of such rescheduled Freeze Period as possible.

Pfizer Savings Plan Exchange Offer Guide

If you have questions about the Freeze Period or about the exchange offer process under the Savings Plans, call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

Pfizer Savings Plan Exchange Offer Guide

Zoetis Stock Fund Description for the Pfizer Savings Plans

Objective: Seeks to invest in an individual non-employer company stock fund, providing performance that is in line with the performance of the underlying non-employer company stock.

Strategy: Normally invests primarily in the stock of Zoetis Inc., as well as in short-term investments. Your ownership is measured in units of the fund instead of shares of stock. The fund pools your money with that of other employees to buy shares of stock in Zoetis Inc., and an amount of short-term investments designed to allow you to buy or sell without the usual trade settlement period for individual stock transactions. The amount of short-term investments is based upon a target established by the plan sponsor, but the actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and with participant activity in the fund (contributions, redemptions, exchanges, withdrawals, etc.). The value of your investment will vary depending on the performance of the Zoetis, Inc., the overall stock market, and the performance and amount of short-term investments held by the fund, less any expenses accrued against the fund.

Risk: If you invest a significant portion of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it can be an effective strategy to help you manage investment risk. This is neither a mutual fund nor a diversified or managed investment option. Investing in a non-diversified single stock fund involves more risk than investing in a diversified fund. On days of unexpectedly heavy outflows, the fund may not have enough short-term investments for liquidity. If that happens, requests to sell units received by Fidelity before the market close on a business day may not be processed on that day. In that case, requested sales of units will be suspended and, as liquidity is restored, suspended transactions will be processed, generally on a first-in-first-out basis, at the closing price for the processing date. In unusual circumstances, the fund may be closed to purchases or sales. As with any stock, the value of your investment may go up or down depending on how the company’s stock performs in the market. Unit price and return will vary.

This investment option is a unitized company stock fund. This description is only intended to provide a brief overview of the fund.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or other particular security to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help manage your investment risk.

This investment option is not a mutual fund.

650141.1.0

Pfizer Savings Plan Exchange Offer Guide

Summary of Material Modifications

THIS GUIDE CONSTITUTES PART OF A PLAN PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

This guide contains information about the Pfizer Savings Plan, Pfizer Savings Plan for Employees Resident in Puerto Rico, Searle Puerto Rico Savings Plan 1165(e) and Wyeth Union Savings Plan (collectively referred to as the “Plans”). This guide is also a Summary of Material Modifications made in accordance with the Department of Labor Regulations.

•

The Internal Revenue Service has assigned Pfizer Inc. the Employer Identification Number 13-5315170. The Plan number is 002 for the Pfizer Savings Plan. This guide amends the summary plan description for the Pfizer Savings Plan.

•

The Internal Revenue Service (IRS) has assigned Pfizer Pharmaceuticals LLC the Employer Identification Number 66-0577291. The Plan number is 002 for the Pfizer Savings Plan for Employees Resident in Puerto Rico. This guide amends the summary plan description for the Pfizer Savings Plan for Employees Resident in Puerto Rico.

•

The Internal Revenue Service (IRS) has assigned Pfizer Pharmaceuticals LLC the Employer Identification Number 66-0577291. The Plan number is 007 for the Searle Puerto Rico Savings Plan 1165(e). This guide amends the summary plan description for the Searle Puerto Rico Savings Plan 1165(e).

•

The Internal Revenue Service has assigned Pfizer Inc. the Employer Identification Number 13-5315170. The Plan number is 017 for the Wyeth Union Savings Plan. This guide amends the summary plan description for the Wyeth Union Savings Plan.

Please note that the terms of the Plans are set forth in an official plan document and if there is a discrepancy between any of the information contained in this guide and the official plan document, the official plan document will control. Please keep this guide with your summary plan description.

All of the Plans listed above are intended to be a participant-directed plan as described in Section 404(c) of ERISA, which means that fiduciaries of the Plan are ordinarily relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Forward-Looking Statements:

Statements in this communication relating to matters that are not historical facts are “forward-looking” statements, and reflect Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC. Many factors could cause actual results to different materially from Pfizer’s forward-looking statements. This communication also contains statements about the exchange offer and when it is expected to be accretive to Pfizer’s earnings per share. Many factors could cause actual results to differ materially from Pfizer’s forward-looking statements with respect to the exchange offer, including the ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be

Pfizer Savings Plan Exchange Offer Guide

considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s consolidated financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Pfizer, and are potentially inaccurate assumptions. You should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Pfizer undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

Zoetis has filed with the SEC a registration statement on Form S-4 that include the Prospectus. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of Pfizer common stock may obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (internationally).

The information contained herein has been provided by Pfizer Inc. and is solely the responsibility of Pfizer Inc.

EXCHANGE OFFER INSTRUCTION FORM

ZOETIS COMMON STOCK EXCHANGE OFFER

Pfizer Savings Plan

DO NOT USE THIS FORM TO MAKE AN

ELECTION TO WITHDRAW YOUR EXCHANGE OFFER ELECTION

BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ THE ACCOMPANYING INFORMATION

In response to the offer by Pfizer Inc., a Delaware corporation (the “Company”), which has commenced an offer to exchange (the “exchange offer”) shares of Class A common stock, par value $0.01 per share, of Zoetis Inc. held by the Company in exchange for shares of common stock, par value $0.05 per share, of the Company that are validly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the enclosed Prospectus dated May 22, 2013, I hereby instruct The Northern Trust Company (the “Trustee”), as directed trustee of the trust that serves as a funding medium for the Pfizer Savings Plan (the “Plan”), to exchange the Stock Fund units allocated to my account under the Plan in response to the exchange offer as follows (PLEASE CHECK ONE BOX AND COMPLETE THE REMAINDER OF THE FORM—If more than one box is checked below, your election may be disregarded):

1.	☐	YES. I DIRECT THE TRUSTEE TO TENDER FOR EXCHANGE ALL OF THE STOCK FUND UNITS ALLOCATED TO MY PLAN ACCOUNT IN THE EXCHANGE OFFER.

2.	☐	YES. I DIRECT THE TRUSTEE TO TENDER FOR EXCHANGE A PORTION (1%-99%, WHOLE PERCENTAGE ONLY) OF THE STOCK FUND UNITS ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE EXCHANGE OFFER. If you fail to insert a (whole) percentage, your election will be treated as an election NOT to exchange any of your Stock Fund units.

Please submit your instructions to Computershare Trust Company, N.A., the tabulator for the Trustee (the “Tabulator”) via fax at 1-866-263-8381 so that it is RECEIVED by 5:00 p.m., New York City time, on June 13, 2013, or, if the exchange offer is extended, on the new plan participant instruction deadline.

If you have previously made an election and wish to withdraw your election, please complete the Exchange Offer Withdrawal Form and fax to Computershare Trust Company, N.A. at 1-617-360-6810 so that it is RECEIVED by the withdrawal deadline for savings plan participants. Note that by withdrawing your election, you would be electing to withdraw from the exchange offer ALL Pfizer common stock in the Pfizer Savings Plans that you previously instructed the trustee to tender in the exchange offer. You can also obtain a duplicate form via www.zoetisexchange.com.

Instructions provided pursuant to this Exchange Offer Instruction Form that are not timely received, and those received without a box checked above or with more than one box checked or unsigned will be treated as an instruction not to exchange shares of Pfizer common stock.

YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON JUNE 13, 2013 (OR, IF THE EXCHANGE OFFER IS EXTENDED, ON THE NEW PLAN PARTICIPANT INSTRUCTION DEADLINE, IF APPLICABLE). IF YOUR INSTRUCTIONS ARE NOT RECEIVED BY THIS DEADLINE, YOUR SHARES WILL NOT BE TENDERED FOR EXCHANGE.

** IMPORTANT – YOUR FINAL EXCHANGE OFFER INSTRUCTION FORM WILL BE THE LAST EXECUTED FORM FOR THE PLAN THAT YOU PROVIDE TO THE TABULATOR. IF YOU SEND MULTIPLE EXCHANGE OFFER INSTRUCTION FORMS FOR THE SAME PLAN, ALL PRIOR FORMS YOU PROVIDE TO THE TABULATOR WILL BE NULLIFIED BY YOUR FINAL EXCHANGE OFFER INSTRUCTION FORM.

Participant Signature:	Date:

Participant Name (print):

Social Security Number:	Daytime Telephone Number:

Scan CA Voluntary – COY PFE

EXCHANGE OFFER INSTRUCTION FORM

ZOETIS COMMON STOCK EXCHANGE OFFER

Wyeth Union Savings Plan

DO NOT USE THIS FORM TO MAKE AN

ELECTION TO WITHDRAW YOUR EXCHANGE OFFER ELECTION

BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ THE ACCOMPANYING INFORMATION

In response to the offer by Pfizer Inc., a Delaware corporation (the “Company”), which has commenced an offer to exchange (the “exchange offer”) shares of Class A common stock, par value $0.01 per share, of Zoetis Inc. held by the Company in exchange for shares of common stock, par value $0.05 per share, of the Company that are validly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the enclosed Prospectus dated May 22, 2013, I hereby instruct The Northern Trust Company (the “Trustee”), as directed trustee of the trust that serves as a funding medium for the Wyeth Union Savings Plan (the “Plan”), to exchange the Stock Fund units allocated to my account under the Plan in response to the exchange offer as follows (PLEASE CHECK ONE BOX AND COMPLETE THE REMAINDER OF THE FORM—If more than one box is checked below, your election may be disregarded):

1.	☐	YES. I DIRECT THE TRUSTEE TO TENDER FOR EXCHANGE ALL OF THE STOCK FUND UNITS ALLOCATED TO MY PLAN ACCOUNT IN THE EXCHANGE OFFER.

2.	☐	YES. I DIRECT THE TRUSTEE TO TENDER FOR EXCHANGE A PORTION (1%-99%, WHOLE PERCENTAGE ONLY) OF THE STOCK FUND UNITS ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE EXCHANGE OFFER. If you fail to insert a (whole) percentage, your election will be treated as an election NOT to exchange any of your Stock Fund units.

Please submit your instructions to Computershare Trust Company, N.A., the tabulator for the Trustee (the “Tabulator”) via fax at 1-866-263-8381 so that it is RECEIVED by 5:00 p.m., New York City time, on June 13, 2013, or, if the exchange offer is extended, on the new plan participant instruction deadline.

If you have previously made an election and wish to withdraw your election, please complete the Exchange Offer Withdrawal Form and fax to Computershare Trust Company, N.A. at 1-617-360-6810 so that it is RECEIVED by the withdrawal deadline for savings plan participants. Note that by withdrawing your election, you would be electing to withdraw from the exchange offer ALL Pfizer common stock in the Pfizer Savings Plans that you previously instructed the trustee to tender in the exchange offer. You can also obtain a duplicate form via www.zoetisexchange.com.

Instructions provided pursuant to this Exchange Offer Instruction Form that are not timely received, and those received without a box checked above or with more than one box checked or unsigned will be treated as an instruction not to exchange shares of Pfizer common stock.

YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON JUNE 13, 2013 (OR, IF THE EXCHANGE OFFER IS EXTENDED, ON THE NEW PLAN PARTICIPANT INSTRUCTION DEADLINE, IF APPLICABLE). IF YOUR INSTRUCTIONS ARE NOT RECEIVED BY THIS DEADLINE, YOUR SHARES WILL NOT BE TENDERED FOR EXCHANGE.

** IMPORTANT – YOUR FINAL EXCHANGE OFFER INSTRUCTION FORM WILL BE THE LAST EXECUTED FORM FOR THE PLAN THAT YOU PROVIDE TO THE TABULATOR. IF YOU SEND MULTIPLE EXCHANGE OFFER INSTRUCTION FORMS FOR THE SAME PLAN, ALL PRIOR FORMS YOU PROVIDE TO THE TABULATOR WILL BE NULLIFIED BY YOUR FINAL EXCHANGE OFFER INSTRUCTION FORM.

Participant Signature:	Date:

Participant Name (print):

Social Security Number:	Daytime Telephone Number:

Scan CA Voluntary – COY PFE

EXCHANGE OFFER INSTRUCTION FORM

ZOETIS COMMON STOCK EXCHANGE OFFER

Pfizer Savings Plan for Employees Resident in Puerto Rico

DO NOT USE THIS FORM TO MAKE AN

ELECTION TO WITHDRAW YOUR EXCHANGE OFFER ELECTION

BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ THE ACCOMPANYING INFORMATION

In response to the offer by Pfizer Inc., a Delaware corporation (the “Company”), which has commenced an offer to exchange (the “exchange offer”) shares of Class A common stock, par value $0.01 per share, of Zoetis Inc. held by the Company in exchange for shares of common stock, par value $0.05 per share, of the Company that are validly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the enclosed Prospectus dated May 22, 2013, I hereby instruct Banco Popular (the “Trustee”), as directed trustee of the trust that serves as a funding medium for the Pfizer Savings Plan for Employees Resident in Puerto Rico (the “Plan”), to exchange the Stock Fund units allocated to my account under the Plan in response to the exchange offer as follows (PLEASE CHECK ONE BOX AND COMPLETE THE REMAINDER OF THE FORM—If more than one box is checked below, your election may be disregarded):

1.	☐	YES. I DIRECT THE TRUSTEE TO TENDER FOR EXCHANGE ALL OF THE STOCK FUND UNITS ALLOCATED TO MY PLAN ACCOUNT IN THE EXCHANGE OFFER.

2.	☐	YES. I DIRECT THE TRUSTEE TO TENDER FOR EXCHANGE A PORTION (1%-99%, WHOLE PERCENTAGE ONLY) OF THE STOCK FUND UNITS ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE EXCHANGE OFFER. If you fail to insert a (whole) percentage, your election will be treated as an election NOT to exchange any of your Stock Fund units.

Please submit your instructions to Computershare Trust Company, N.A., the tabulator for the Trustee (the “Tabulator”) via fax at 1-866-263-8381 so that it is RECEIVED by 5:00 p.m., New York City time, on June 13, 2013, or, if the exchange offer is extended, on the new plan participant instruction deadline.

If you have previously made an election and wish to withdraw your election, please complete the Exchange Offer Withdrawal Form and fax to Computershare Trust Company, N.A. at 1-617-360-6810 so that it is RECEIVED by the withdrawal deadline for savings plan participants. Note that by withdrawing your election, you would be electing to withdrawal from the exchange offer ALL Pfizer common stock in the Pfizer Savings Plans that you previously instructed the trustee to tender in the exchange offer. You can also obtain a duplicate form via www.zoetisexchange.com.

Instructions provided pursuant to this Exchange Offer Instruction Form that are not timely received, and those received without a box checked above or with more than one box checked or unsigned will be treated as an instruction not to exchange shares of Pfizer common stock.

YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON JUNE 13, 2013 (OR, IF THE EXCHANGE OFFER IS EXTENDED, ON THE NEW PLAN PARTICIPANT INSTRUCTION DEADLINE, IF APPLICABLE). IF YOUR INSTRUCTIONS ARE NOT RECEIVED BY THIS DEADLINE, YOUR SHARES WILL NOT BE TENDERED FOR EXCHANGE.

** IMPORTANT – YOUR FINAL EXCHANGE OFFER INSTRUCTION FORM WILL BE THE LAST EXECUTED FORM FOR THE PLAN THAT YOU PROVIDE TO THE TABULATOR. IF YOU SEND MULTIPLE EXCHANGE OFFER INSTRUCTION FORMS FOR THE SAME PLAN, ALL PRIOR FORMS YOU PROVIDE TO THE TABULATOR WILL BE NULLIFIED BY YOUR FINAL EXCHANGE OFFER INSTRUCTION FORM.

Participant Signature:	Date:

Participant Name (print):

Social Security Number:	Daytime Telephone Number:

Scan CA Voluntary – COY PFE

EXCHANGE OFFER INSTRUCTION FORM

ZOETIS COMMON STOCK EXCHANGE OFFER

Searle Puerto Rico Savings Plan 1165(e)

DO NOT USE THIS FORM TO MAKE AN

ELECTION TO WITHDRAW YOUR EXCHANGE OFFER ELECTION

BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ THE ACCOMPANYING INFORMATION

In response to the offer by Pfizer Inc., a Delaware corporation (the “Company”), which has commenced an offer to exchange (the “exchange offer”) shares of Class A common stock, par value $0.01 per share, of Zoetis Inc. held by the Company in exchange for shares of common stock, par value $0.05 per share, of the Company that are validly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the enclosed Prospectus dated May 22, 2013, I hereby instruct Banco Popular (the “Trustee”), as directed trustee of the trust that serves as a funding medium for the Searle Puerto Rico Savings Plan 1165(e) (the “Plan”), to exchange the Stock Fund units allocated to my account under the Plan in response to the exchange offer as follows (PLEASE CHECK ONE BOX AND COMPLETE THE REMAINDER OF THE FORM—If more than one box is checked below, your election may be disregarded):

1.	☐	YES. I DIRECT THE TRUSTEE TO TENDER FOR EXCHANGE ALL OF THE STOCK FUND UNITS ALLOCATED TO MY PLAN ACCOUNT IN THE EXCHANGE OFFER.

2.	☐	YES. I DIRECT THE TRUSTEE TO TENDER FOR EXCHANGE A PORTION (1%-99%, WHOLE PERCENTAGE ONLY) OF THE STOCK FUND UNITS ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE EXCHANGE OFFER. If you fail to insert a (whole) percentage, your election will be treated as an election NOT to exchange any of your Stock Fund units.

Please submit your instructions to Computershare Trust Company, N.A., the tabulator for the Trustee (the “Tabulator”) via fax at 1-866-263-8381 so that it is RECEIVED by 5:00 p.m., New York City time, on June 13, 2013, or, if the exchange offer is extended, on the new plan participant instruction deadline.

If you have previously made an election and wish to withdraw your election, please complete the Exchange Offer Withdrawal Form and fax to Computershare Trust Company, N.A. at 1-617-360-6810 so that it is RECEIVED by the withdrawal deadline for savings plan participants. Note that by withdrawing your election, you would be electing to withdrawal from the exchange offer ALL Pfizer common stock in the Pfizer Savings Plans that you previously instructed the trustee to tender in the exchange offer. You can also obtain a duplicate form via www.zoetisexchange.com.

Instructions provided pursuant to this Exchange Offer Instruction Form that are not timely received, and those received without a box checked above or with more than one box checked or unsigned will be treated as an instruction not to exchange shares of Pfizer common stock.

YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON JUNE 13, 2013 (OR, IF THE EXCHANGE OFFER IS EXTENDED, ON THE NEW PLAN PARTICIPANT INSTRUCTION DEADLINE, IF APPLICABLE). IF YOUR INSTRUCTIONS ARE NOT RECEIVED BY THIS DEADLINE, YOUR SHARES WILL NOT BE TENDERED FOR EXCHANGE.

** IMPORTANT – YOUR FINAL EXCHANGE OFFER INSTRUCTION FORM WILL BE THE LAST EXECUTED FORM FOR THE PLAN THAT YOU PROVIDE TO THE TABULATOR. IF YOU SEND MULTIPLE EXCHANGE OFFER INSTRUCTION FORMS FOR THE SAME PLAN, ALL PRIOR FORMS YOU PROVIDE TO THE TABULATOR WILL BE NULLIFIED BY YOUR FINAL EXCHANGE OFFER INSTRUCTION FORM.

Participant Signature:	Date:

Participant Name (print):

Social Security Number:	Daytime Telephone Number:

Scan CA Voluntary – COY PFE

EXCHANGE OFFER WITHDRAWAL FORM

FOR PFIZER SAVINGS PLANS

RELATING TO THE OFFER TO EXCHANGE

SHARES OF ZOETIS INC. CLASS A COMMON STOCK

OWNED BY PFIZER INC.

FOR SHARES OF PFIZER INC. COMMON STOCK

THIS IS NOT AN ELECTION FORM. DO NOT USE THIS FORM TO MAKE AN

ELECTION TO EXCHANGE YOUR SHARES OF PFIZER COMMON STOCK.

Use this Exchange Offer Withdrawal Form for Pfizer Savings Plans to withdraw your prior election to exchange your shares of common stock of Pfizer Inc. (“Pfizer”) for shares of Class A common stock of Zoetis Inc. (“Zoetis”) that you made under the Pfizer Savings Plan(s) in which you participate. For your withdrawal election to be effective, your completed Exchange Offer Withdrawal Form for the Pfizer Savings Plans must be received by Computershare Trust Company, N.A., the Tabulator for the Trustee(s) of your Pfizer Savings Plan(s), no later than 7:00 p.m., New York City time, on June 19, 2013 (or, if the exchange offer is extended, on the new plan participant withdrawal deadline, if applicable).

If you hold Pfizer common stock in more than one of the Pfizer Savings Plans listed below, you must check the box next to each plan for which you wish to withdraw your exchange offer election.

Please note that withdrawal elections will be accepted only if the box checked on the withdrawal form represents a Pfizer Savings Plan in which you have a balance in Pfizer common stock as of the close of business of the New York Stock Exchange (normally 4:00 p.m., New York City time) on June 14, 2013.

As a reminder, you can see your balance in the Pfizer Savings Plans and the specific savings plan in which you participate, including any current balance in a Pfizer common stock fund, by going to www.hrsourcebenefits.pfizer.com. You will find a detailed summary of your investments on the main page of each of the plans in which you participate.

You can also call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Savings Plan to access this information. Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

Scan CA Voluntary – COY PFE

EXCHANGE OFFER WITHDRAWAL FORM

FOR PFIZER SAVINGS PLANS

RELATING TO THE OFFER TO EXCHANGE

SHARES OF ZOETIS INC. CLASS A COMMON STOCK

OWNED BY PFIZER INC.

FOR SHARES OF PFIZER INC. COMMON STOCK

Please check the box for the Pfizer Savings Plan(s) to which this withdrawal election applies:

☐   Pfizer Savings Plan (“PSP”)

☐   Pfizer Savings Plan for Employees Resident in Puerto Rico (“PSP PR”)

☐   Searle Puerto Rico Savings Plan 1165(e) (“Searle”)

☐  Wyeth Union Savings Plan (“Wyeth Union”)

☐  All plans in which I made an election to exchange

I hereby instruct The Northern Trust Company, as trustee for the PSP and Wyeth Union plans, and/or Banco Popular, as trustee for the PSP PR and Searle plans, as applicable with respect to the plan(s) in which I participate, to withdraw from the exchange offer ALL Pfizer common stock in my Pfizer Savings Plans indicated above that I previously instructed such trustee to tender in the exchange offer on my behalf.

Participant Signature:	Date:

Participant Name (print):

Social Security Number:	Daytime Telephone Number:

ONLY USE THIS FORM TO WITHDRAW YOUR

PREVIOUS TENDER OF SHARES OF PFIZER COMMON STOCK FROM THE

EXCHANGE OFFER.

Fax this Exchange Offer Withdrawal Form for the Pfizer Savings Plans to Computershare Trust Company, N.A. at 1-617-360-6810. The Exchange Offer Withdrawal Form for the Pfizer Savings Plans must be received by Computershare Trust Company, N.A. no later than 7:00 p.m., New York City time, on June 19, 2013.

Scan CA Voluntary – COY PFE

May 22, 2013

Dear Pfizer Savings Plan Participant,

In February 2013, an initial public offering of approximately 19.8% of Zoetis Inc. (“Zoetis”) common stock was completed. Pfizer Inc. (“Pfizer”) retained the remaining outstanding shares of, and a controlling stake in, Zoetis. Pursuant to the Prospectus, dated May 22, 2013 (the “Prospectus”), Pfizer is offering holders of Pfizer common stock the opportunity to exchange shares of Pfizer common stock for shares of Zoetis common stock owned by Pfizer (the “exchange offer”) during the exchange offer period (beginning on May 22, 2013 and, unless extended, ending on June 19, 2013).

Key Exchange Offer Dates

•	May 22: Exchange offer period begins

•	June 13 (5:00 p.m., New York City time): Deadline to submit Exchange Offer Instruction Form

•	June 14 (4:00 p.m., New York City time): Deadline to exchange or transfer into the Pfizer Stock Fund in order to participate in the exchange offer

Pfizer and Zoetis colleagues in the United States and Puerto Rico holding Pfizer common stock through qualified Pfizer Savings Plans are eligible to participate in the exchange offer. This means that they will have an opportunity to exchange all or a portion of their Pfizer common stock units held in the Pfizer Savings Plans for units of Zoetis common stock under a new Zoetis Stock Fund, as further described in this letter.

It is expected that the Zoetis Stock Fund will only exist in the Pfizer Savings Plans for one year, and will not accept new contributions. After that year, the Zoetis Stock Fund will be eliminated from the Pfizer Savings Plans. At that time, if a participant has a Zoetis Stock Fund balance, the balance will be sold and the proceeds will be transferred within his or her account to the Savings Plan Qualified Default Investment Alternative fund, which is generally the Vanguard Target Retirement Trust Plus Fund for his or her expected retirement age.

You have received this letter because you are eligible to participate in or have a balance in one of the following plans (collectively referred to as the “Savings Plans” or the “Plans”):

•	Pfizer Savings Plan

•	Pfizer Savings Plan for Employees Resident in Puerto Rico

•	Searle Puerto Rico Savings Plan 1165(e)

•	Wyeth Union Savings Plan

However, our records show that, as of May 6, 2013, the date the Trustees were notified of Savings Plan participants holding Pfizer common stock, you did not hold units in any eligible Pfizer common stock funds in the Plans.

If you would like to participate in the exchange offer, you can do so by completing each of the following requirements:

1.	Request to exchange all or a portion of your Savings Plan balance into the Pfizer Stock Fund in one of the eligible Savings Plans at any time prior to the close of business on the New York Stock Exchange (4:00 p.m., New York City time) on June 14, 2013 (any exchanges will be reflected in your account on the next business day);

2.	Contact Georgeson, the Information Agent for the exchange offer, at 1-866-628-6024 (in the United States) and +1-781-575-3340 (internationally) to request an Exchange Offer Instruction Form (representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time); or, you may also obtain an Exchange Offer Instruction Form by going to www.zoetisexchange.com; and

3.	Submit a valid Exchange Offer Instruction Form to Computershare Trust Company, N.A, the Tabulator for the exchange offer (the “Tabulator”), such that it is received by the Tabulator by 5:00 p.m., New York City time, on June 13, 2013 (the deadline for Savings Plans elections), pursuant to the instructions on the Exchange Offer Instruction Form.

Although the deadline to submit the Exchange Offer Instruction Form is June 13, 2013, your exchange offer request will be calculated based on your balance(s) in the Pfizer common stock funds as of 4:00 p.m. New York City time on June 14, 2013, regardless of when you submit your Exchange Offer Instruction Form (as long as the valid instruction form is received by the Tabulator by the required deadline).

This letter does not contain all of the information that may be important to you. You should carefully read the terms and conditions of the exchange offer contained in the Prospectus, including the discussion, beginning on page 24 of the Prospectus, of the risk factors that you should consider in connection with the exchange offer. See “Additional Information and Where to Find It” for instructions on how to obtain a copy of the Prospectus.

Note: If you began contributing to a Savings Plan after May 6, 2013, you can see your Savings Plan balance, including any current balance in a Pfizer common stock fund, by going to www.hrsourcebenefits.pfizer.com. If you are legacy Pharmacia colleague and have a balance in the frozen Pfizer Preferred Stock ESOP Fund, you would need to exchange all or a portion of that balance into the Pfizer Stock Fund in order to participate in the exchange offer. The Pfizer Preferred Stock ESOP Fund is not eligible to participate in the exchange offer.

PFIZER, ZOETIS, THE TRUSTEES OF THE SAVINGS PLANS AND EACH OF THE DEALER MANAGERS FOR THE EXCHANGE OFFER MAKE NO RECOMMENDATION REGARDING THE EXCHANGE OFFER. THE DECISION TO TRANSFER ALL OR A PORTION OF A SAVINGS PLAN BALANCE INTO A PFIZER COMMON STOCK FUND OF THE SAVINGS PLANS LISTED ABOVE AND TO EXCHANGE SHARES OF PFIZER COMMON STOCK PURSUANT TO THE EXCHANGE OFFER LIES SOLEY WITH THE PARTICIPANT.

Who to Contact for More Information

To...	Contact or Visit

Access the Savings Plan Exchange Offer Guide, including timeline and FAQs	www.zoetisexchange.com

Access an Exchange Offer Instruction Form or Exchange Offer Withdrawal Form	Forms will be available online at www.zoetisexchange.com or you can call Georgeson at 1-866-628-6024 (in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time.

Obtain indicative exchange ratios during the offer period, and the final exchange ratio	www.zoetisexchange.com

Get answers to questions specific to the terms and conditions of the exchange offer	Georgeson at 1-866-628-6024 (in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time.

Learn about how the exchange offer works with your Pfizer Savings Plan(s) Ask questions related to the Zoetis Stock Fund

The hrSource Center at 1-866-4 SOURCE

(1-866-476-8723) and select prompt 2 for the Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

Finally, a reminder that if you hold Pfizer common stock outside the Savings Plans, you will receive separate exchange offer materials for those accounts (and different election deadlines may apply).

Sincerely,

hrSource

Forward-Looking Statements:

Statements in this communication relating to matters that are not historical facts are “forward-looking” statements, and reflect Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC. Many factors could cause actual results to different materially from Pfizer’s forward-looking statements. This communication also contains statements about the exchange offer and when it is expected to be accretive to Pfizer’s earnings per share. Many factors could cause actual results to differ materially from Pfizer’s forward-looking statements with respect to the exchange offer, including the ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s consolidated financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Pfizer, and are potentially inaccurate assumptions. You should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Pfizer undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

Zoetis has filed with the SEC a registration statement on Form S-4 that include the Prospectus. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of

Pfizer common stock may obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (internationally).

The information contained herein has been provided by Pfizer Inc. and is solely the responsibility of Pfizer Inc.

Additional Information and Where to Find It

Zoetis will file with the SEC a registration statement on Form S-4 that will include a Prospectus. The Prospectus will contain important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer will deliver the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This announcement is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of Pfizer common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link at www.zoetisexchange.com. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).